Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178786-01

SUPPLEMENT NO. 5 DATED NOVEMBER 4, 2016

TO THE PROSPECTUS DATED APRIL 8, 2016

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”) dated April 8, 2016, as supplemented by Supplement No. 1 dated May 3, 2016, Supplement No. 2 dated June 28, 2016, Supplement No. 3 dated August 4, 2016 and Supplement No. 4 dated August 12, 2016

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the company;
2)	An update to our share offering prices; and
3)	Certain other modifications and amendments to our prospectus.

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of November 1, 2016, we had accepted investors’ subscriptions for and issued approximately 13,641,000 shares in the offering, including shares issued under the distribution reinvestment plan, resulting in our receipt of gross proceeds of approximately $134,038,000.

Update to Our Share Offering Prices

Pursuant to the net asset value determination by the company as of September 30, 2016, the net asset value had increased above the company’s net proceeds per share. Therefore, the company has increased the offering price per share to the following prices, effective November 7, 2016: (i) $10.282 per Class A share; (ii) $9.581 per Class C share; and (iii) $9.445 per Class I share.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure contained on the front cover page of the prospectus:

	Maximum Aggregate Price to Public	Maximum Selling Commissions(2)(3)	Maximum Dealer Manager Fee(2)(3)	Proceeds, Before Expenses, to Us(1)(2)(3)
Offering
Maximum Primary Offering	$1,250,000,000	$41,666,667.67	$30,208,333.33	$1,178,125,000
Per Class A share	$10.282	$0.720	$0.283	$9.280
Per Class C share	$9.581	$0.285	$0.263	$9.030
Per Class I share	$9.445	—	$0.165	$9.280
Minimum Offering	$2,000,000	$66,666.67	$48,333.33	$1,885,000
Distribution Reinvestment Plan	$250,000,000	—	—	250,000,000
Per Class A and I share	$9.280	—	—	$9.280
Per Class C share	$9.030	—	—	$9.030
Total Maximum	$1,500,000,000.00	$41,666,667.67	$30,208,333.33	$1,428,125,000

(1)	The proceeds are calculated before deducting certain organization and offering expenses to the company. In addition to selling commissions and dealer manager fees, the company estimates that it will incur in connection with this offering approximately $100,000 of expenses (approximately 5.00% of the gross proceeds) if the minimum number of shares is sold and approximately $18.8 million of expenses (approximately 1.5% of the gross proceeds) if the maximum number of shares is sold. This is an estimate only and not a guarantee of the organization and offering expenses to be incurred by the company throughout this offering. We expect that the organization and offering expenses will fluctuate from the time the minimum offering amount is raised through the completion of this offering. The company will reimburse the advisor and its affiliates for these costs and for future organization and offering expenses they may incur on the company’s behalf, but only to the extent that the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by the company to exceed 15% of gross offering proceeds as of the date of reimbursement. This table excludes the distribution fees for Class C shares, which will be paid over time. With respect to Class C shares, the company will pay the dealer manager a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year, until the earlier to occur of the following: (i) a listing of the Class C shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equalling 10% of the gross proceeds from the company’s primary offering, or (iii) there are no longer any Class C shares outstanding. The company may also pay additional underwriting compensation and other fees to the dealer manager. See “Compensation of the Advisor and the Dealer Manager,” “Plan of Distribution” and “Certain Relationships and Related Party Transactions.”
(2)	The company is offering certain volume discounts resulting in reductions in selling commissions and dealer manager fees payable by investors with respect to sales of shares for certain minimum aggregate purchase amounts. See “Plan of Distribution—Volume Discounts.”
(3)	Assumes that (i) primary offering gross proceeds come from sales of 1/3 each of Class A, Class C and Class I shares, respectively, and (ii) that the offering price of $10.282 per Class A share, $9.581 per Class C share and $9.445 per Class I share, respectively, will remain as such throughout the term of this offering.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure on page 7 contained in the “Prospectus Summary” section of the prospectus under the heading of “Classes of Shares”:

			Selling Commissions			Dealer Manager Fee			Distribution Fee		Organizational and Offering Expenses(4)
	Initial Offering Price(1)		Per share(1)	% of Initial Offering Price		Per Share(1)	% of Initial Offering Price		% of Net Asset Value		Amount	% of Gross Offering Proceeds
Class A Shares	$ 10.282	(1)	$0.720	7.0%		$0.283	2.75%		—		—	—
Class C Shares	$ 9. 581	(1)	$0.285	3.0%		$0.263	2.75%		0.80	%(2)	—	—
Class I Shares	$ 9.445	(1)	—	—		$0.165	1.75%		—		—	—
Minimum Offering(3)	$2,000,000		$66,667	3.33	%(5)	$48,333	2.42	%(5)	.267	%(3)	$100,000	5.00%
Maximum Primary Offering(3)	$1,250,000,000		$41,666,667	3.33	%(5)	$30,208,333	2.42	%(5)	.267	%(3)	$18,750,000	1.5%
Distribution Reinvestment Plan(6)	$250,000,000		—	—		—	—		0.80	%(2)	$3,750,000	1.5%

(1)	The per share figures in the table are calculated based on rounding to three decimal points.

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(2)	With respect to the Class C shares (including Class C shares sold pursuant to the distribution reinvestment plan), we will pay the dealer manager a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year, until the earlier to occur of the following: (i) a listing of the Class C shares on a national securities exchange, (ii) following the completion of this offering, total underwriting compensation in this offering equaling 10% of the gross proceeds from our primary offering, or (iii) there are no longer any Class C shares outstanding. For a detailed calculation of the distribution fee, see “Plan of Distribution—Compensation of the dealer manager and Selected Broker-Dealers—Distribution Fee-Class C Shares Only.”

(3)	Figures shown in dollars represent aggregate amounts. Calculated assuming that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class C shares and 1/3 of primary offering gross proceeds come from sales of Class I shares.

(4)	See “Estimated Use of Proceeds” and “Compensation of the Advisor and the Dealer Manager” for a detailed description of these organization and offering expenses, which may include registration fees paid to the SEC, FINRA, and state regulatory authorities, and other issuer expenses, such as advertising, sales literature, fulfillment, escrow agent, transfer agent, personnel costs associated with preparing the registration and offering of our shares, reimbursements to the dealer manager and selected dealers for reasonable bona fide due diligence expenses incurred, which are supported by a detailed and itemized invoice and may include certain portions of the formation services fees paid to Strategic Capital. See “Certain Relationships and Related Party Transactions” for more information regarding the formation services fees paid to Strategic Capital. Amounts of certain items of the “Organization and Offering Expenses” are not determinable at this time.

(5)	Calculated as a percentage of gross offering proceeds from our primary offering.

(6)	Class A and I Shares; $9.280 per share offering price. Class C Shares; $9.030 per share offering price.

The following information supersedes and replaces in its entirety the third entry of the tabular disclosure on page 8 contained in the prospectus summary under the heading of “The Offering”:

Current Offering Prices for the Shares:

$10.282 per Class A share, $9.581 per Class C share and $9.445 per Class I share

The following information supersedes and replaces in its entirety the first sentence of the paragraph under “Q: What is the purchase price for each share?” on page 43 of the “Questions and Answers About this Offering” section of the prospectus:

The current per share purchase price for shares is $10.282 per Class A share, $9.581 per Class C share and $9.445 per Class I share.

The following information supersedes and replaces in its entirety the first sentence of the paragraph under “Q: What is the difference between the Class A, Class C and Class I shares being offered?” on page 43 of the “Questions and Answers About this Offering” section of the prospectus:

We are offering three classes of shares, Class A shares, Class C shares and Class I shares at the current offering price of $10.282 per Class A share, $9.581 per Class C share and $9.445 per Class I share.

The following information supersedes and replaces in its entirety the first sentence of the fifth paragraph on page 48 contained in the “Plan of Distribution” section of the prospectus under the heading “The Offering”:

We are currently selling our shares on a continuous basis at the offering price of $10.282 per Class A share, $9.581 per Class C share and $9.445 per Class I share.

The following information supersedes and replaces in its entirety the second sentence of the sixth paragraph on page 54 contained in the “Plan of Distribution” section of the prospectus under the heading “Other Discounts”:

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We will sell Class A shares in this “friends and family” program at $9.562 per share, reflecting the fact that selling commissions will be waived in the amount of $0.720 per share and will not be payable in connection with such sales.

The following information supersedes and replaces in its entirety the tabular and footnote disclosure on page 55 contained in the “Plan of Distribution” section of the prospectus under the heading “Volume Discounts”:

	Class A			Class C			Class I
Dollar Amount of shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(1)	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(2)	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per share to Investor(3)
$500,000 or less	7%	2.75%	$10.283	3%	2.75%	$9.581	—	1.75%	$9.445
$500,001-$1,000,000	6%	2.75%	$10.170	2.5%	2.75%	$9.530	—	1.75%	$9.445
$1,000,001-$2,000,000	5%	2.75%	$10.060	2%	2.75%	$9.480	—	1.75%	$9.445
$2,000,001-$3,000,000	4%	2.75%	$9.952	1.5%	2.75%	$9.431	—	1.75%	$9.445
$3,000,001-$5,000,000	3%	2.35%	$9.805	1%	2.35%	$9.343	—	1.5%	$9.421
$5,000,001-$10,000,000	2%	2.35%	$9.703	0.5%	2.35%	$9.295	—	1.5%	$9.421
$10,000,001 and above	1%	2.15%	$9.582	0%	2.15%	$9.228	—	1.35%	$9.407

(1)   Assumes a $10.282 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

(2)   Assumes $9.581 per share offering price. Discounts will be adjusted appropriately for changes in the offering price. We will also pay the dealer manager a distribution fee with respect to the Class C shares, which will accrue daily in an amount equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year.

(3)   Assumes $9.445 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

The following information supersedes and replaces in its entirety the second paragraph under the tabular and footnote disclosure on page 55 contained in the “Plan of Distribution” section of the prospectus under the heading “Volume Discounts”:

All selling commission and dealer manager rates set forth in the table above are calculated assuming a purchase price of $10.282 per Class A share, $9.581 per Class C share and $9.445 per Class I share. We will apply the reduced purchase price per share, selling commissions and, if applicable, dealer manager fees, set forth in the table above, to the entire purchase, not just the portion of the purchase falling within the indicated range. For example, a purchase of 300,000 of Class A shares in a single transaction would result in a purchase price of $2,985,600 ($9.952 per share) and selling commissions of $119,424.

The following information supersedes and replaces in its entirety the final sentence of the eleventh paragraph on page 78 contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus under the heading “Overview”:

We filed on May 25, 2016 another registration statement to continue this offering beyond August 8, 2016. We may continue to sell shares in this offering under the original registration statement until the earlier of February 6, 2017 (which is 180 days after August 8, 2016) or the effective date of the subsequent registration statement. Following the effective date of the subsequent registration statement, we will sell shares in this offering under such registration statement. After the finalization of the September 30, 2016 net asset value, the current offering price of the Class A shares is $10.282 per share, the current offering price of the Class C shares is $9.581 per share and the current offering price of the Class I shares is $9.445 per share.

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Portfolio and Investment Activity

The following information should be inserted after the heading “Portfolio and Investment Activity” on page 85 contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus:

The table below sets forth the company’s investments in alternative energy generation portfolios as of September 30, 2016:

	Date(s)	Industry	Location(s)	Form of Investment	Cost (ii)/ Principal Amount(i)	Assets	Generation Capacity in (MW)(i)	Forecasted Initial Yield	Average Remaining Term
East to West Solar	January 2015, April 2015, April 2015 and December 2015	Alternative Energy – Solar	Colorado, Connecticut, Florida, Hawaii, Indiana and North Carolina	100% equity ownership	$17,250,000	Ground and roof mounted solar systems; operating solar photovoltaic systems	19.460	12.1%	14.2
Gainesville Solar	April 2015	Alternative Energy - Solar	Florida	100% equity ownership	$4,150,000	Ground mounted solar systems	2.050	14.5%	16.7
NC Tarheel Solar	January 2016	Alternative Energy - Solar	North Carolina	100% equity ownership	$8,399,000	Ground mounted solar systems	7.621	9.8%	13.7
Magnolia Sun	August 2015 and January 2016	Alternative Energy – Solar	California, Massachusetts and Tennessee	100% equity ownership	$10,850,000	Commercial grade ground mounted solar systems	5.316	11.6%	15.3
Green Maple Solar	Fourth quarter 2014, Fourth quarter 2015	Alternative Energy – Solar	Vermont	100% equity ownership	$16,880,000	DC solar power systems	7.393	12.4%	20.0
Canadian Northern Lights	October 2014 and November 2015	Alternative Energy – Solar	Ontario, Canada	100% equity ownership	$1,610,000	Rooftop solar photovoltaic systems	0.570	12.1%	15.1
Six States Solar	December 2015	Alternative Energy – Solar	Arizona, California, Colorado, Connecticut and Indiana	100% equity ownership	$751,000	Ground and roof mounted solar systems	6.223	7.6%	14.1
Fairfield Wind	December 2015	Alternative Energy – Wind	Montana	100% equity ownership	$19,027,000	Operating wind power facilities	10	10.7%	17.5
Kane Warehouse	Fourth quarter 2015	Energy Efficiency – Lighting Replacement	Pennsylvania	100% equity ownership	$1,086,000	Energy efficiency LED lighting	N/A	10.3%	7.4
Greenbacker Residential Portfolio #1	March 2016	Alternative Energy – Solar	California, New Jersey, Massachusetts, Connecticut, New York, Hawaii and Maryland	Managing Member, majority equity owner	$19,750,000	Residential rooftop mounted solar systems	12.092	12.5%	19.3
Greenfield Wind	June 2016	Alternative Energy – Wind	Montana	Secured loan	$25,888,000	Wind Turbines	N/A	16.2%	0.2
Energy Efficiency Lighting	Third quarter 2015	Energy Efficiency – Lighting Replacement	Puerto Rico	Lease	$559,000	Energy efficiency LED lighting	N/A	15.4%	5.6
Sunny Mountain	Third quarter 2014	Alternative Energy – Solar	Colorado	100% equity ownership	$920,000	Commercial and residential ground and roof mounted solar photovoltaic systems	0.801	12.0%	13.9

(i)	Approximate initial purchase price of the portfolio.

(ii)	Does not include assumed project level debt.

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The top off takers based upon percentage of Kw capacity as of September 30, 2016 are as follows:

	Offtaker	Classification	Kw	%
1	Duke Energy Progress	Utility	14,093.2	22.78%
2	Greenbacker Residential	Residential	12,119.8	16.17%
3	Northwestern Energy	Utility	10,000.0	7.44%
4	TVA, Fayetteville PU	Utility	4,600.0	5.11%
5	Xcel Energy	Utility	3,161.4	3.72%
6	Green Mountain Power	Utility	2,302.2	3.31%
7	Gainesville Regional Utility	Utility	2,050.0	2.45%
8	NIPSCO	Utility	1,512.4	1.57%
9	St. Johnsbury Academy	Commercial	971.6	1.46%
10	Tuscon Electric Power	Utility	905.5	1.21%

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 Other Modifications and Amendments

The following information supersedes and replaces in its entirety the sixth bullet on the front cover page of the prospectus:

•	The company first declared distributions on June 30, 2014, which marked the end of the first full quarter after it satisfied the minimum offering requirement, and commenced payment of distributions effective September 1, 2014. The amount of any distributions the company may pay in the future is uncertain. The company may not be able to sustain the payment of distributions, and the company’s distributions may not grow over time. The company may pay distributions from any source and there are no limits on the amount of proceeds the company may use to fund distributions. During certain periods, the company has paid distributions from sources other than cash flow from operations, including offering proceeds. The company expects to continue to fund distributions from a combination of cash from operations and well as offering proceeds until a minimum of $150 million in net assets is reached and the company is fully invested in operating assets. If the company pays distributions from sources other than cash flow from operations, the company will have less funds available for investments, and your overall return may be reduced.

The following information supersedes and replaces in its entirety the sixth bullet of “Risks Related to Our Business and Structure” on page 9 contained in the “Prospectus Summary” section of the prospectus under the heading of “The Offering—Risk Factors”:

•	The amount of any distributions we may pay is uncertain. We may not be able to sustain our payment of distributions, and our distributions may not grow over time. We may pay distributions from any source and there are no limits on the amount of proceeds we may use to fund distributions. During certain periods, the company has paid distributions from sources other than cash flow from operations, including offering proceeds. The company expects to continue to fund distributions from a combination of cash from operations and well as offering proceeds until a minimum of $150 million in net assets is reached and the company is fully invested in operating assets. If we pay distributions from sources other than cash flow from operations, we will have less funds available for investments, and your overall return may be reduced.

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The following information supersedes and replaces in its entirety the “Distributions” section on page 16 contained in the “The Offering” section of the prospectus:

We began paying distributions in September 2014. We intend to authorize and declare distributions quarterly and pay distributions on a monthly basis. Subject to the board of directors’ review and approval and applicable legal restrictions, we intend to authorize and declare a quarterly distribution amount per share of our shares. However, there can be no assurance that we will pay distributions at a specific rate or at all. From time to time, we may also pay interim distributions with the approval of our board of directors. Our distributions may exceed our earnings and adjusted cash flow from operating activities and may be paid from borrowings, offering proceeds and other sources, especially during the period before we have substantially invested the proceeds from this offering. During certain periods, the company has paid distributions from sources other than cash flow from operations, including offering proceeds. The company expects to continue to fund distributions from a combination of cash from operations and well as offering proceeds until a minimum of $150 million in net assets is reached and the company is fully invested in operating assets. In the event we encounter delays in locating suitable business opportunities, we may pay all or a substantial portion of our distributions from borrowings, the proceeds of this offering and other sources. In no event, however, shall funds be advanced or borrowed by us for the purpose of distributions, if the amount of such distributions would exceed the company’s accrued and received revenues for the previous four quarters, less paid and accrued operating costs with respect to such revenues and costs shall be made in accordance with generally accepted accounting principles, consistently applied. Cash distributions from the company to the sponsor shall only be made in conjunction with distributions to members and only out of funds properly allocated to the sponsor’s account. Distributions will be made on all classes of our shares at the same time. The cash distributions with respect to the Class C shares will be lower than the cash distributions with respect to Class A and Class I shares because of the distribution fee relating to Class C shares, which will be allocated as a Class C specific expense. Amounts distributed to each class will be allocated among the holders of our shares in such class in proportion to their shares.

The following information supersedes and replaces in its entirety the bullet point list in the first paragraph under the heading of “Incorporation of Certain Information by Reference” on page 19 contained in the “Prospectus Summary” section of the prospectus:

•	Our current report on Form 8-K filed on January 29, 2016;
•	Our annual report on Form 10-K filed on March 10, 2016;
•	Our current report on Form 8-K filed on April 29, 2016;
•	Our current report on Form 8-K filed on May 5, 2016;
•	Our quarterly report on Form 10-Q filed on May 13, 2016;
•	Amendment No. 1 to our quarterly report on Form 10-Q filed on June 14, 2016;
•	Amendment No. 1 to our quarterly report on Form 10-Q filed on June 14, 2016;
•	Our current report on Form 8-K filed on June 27, 2016;
•	Our current report on Form 8-K filed on July 14, 2016;
•	Our current report on Form 8-K filed on July 28, 2016;
•	Our current report on Form 8-K filed on August 10, 2016;
•	Our quarterly report on Form 10-Q filed on August 12, 2016; and
•	Our current report on Form 8-K filed on October 31, 2016.

The following is inserted before the first paragraph of the section “Risks related to our Business and Structure” on page 20 contained in the “Risk Factors” section of the prospectus:

Because we have not yet reached a fully invested minimum level of net assets to support distributions exclusively from cash flow from operations, we have a large accumulated deficit.

While we had accumulated deficit balances of $(2,782,401) and $(1,591,014) as of June 30, 2016 and December 31, 2015, respectively, the full financial condition of earnings and loss is best understood when accumulated unrealized appreciation is taken into account alongside accumulated deficit. As of June 30, 2016 and December 31, 2015, our total accumulated deficit and accumulated unrealized appreciation combined was $1,516,429 (i.e. net positive earning) and $(318,828) (i.e. net accumulated loss, respectively.  When we commenced operations, we expected an accumulated deficit in the early stages of operations for several reasons. Because we had not yet been fully invested and are still in the early stages of our investing cycle, expenses as a percentage of assets have run higher than they would be expected to run on a higher amount of invested assets.

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The following information supersedes and replaces in its entirety the risk factor titled “The amount of any distributions we may pay is uncertain. We may not be able to sustain the payment of distributions, and our distributions may not grow over time” on page 21 contained in the “Risk Factors” section of the prospectus:

Subject to our board of directors’ discretion, based upon management’s recommendations, and applicable legal restrictions, we authorized, declared and paid distributions monthly starting in September 2014. However, while we intend to pay these distributions to our members out of assets legally available for distribution, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of the risks described herein. All distributions will be paid at the discretion of our board of directors, based on management’s recommendations, and will depend on our earnings, our financial condition, compliance with applicable regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our members in the future. In the event that we encounter delays in locating suitable business opportunities, we may pay all or a substantial portion of our distributions from borrowings, the proceeds of this offering and other sources, without limitation. During certain periods, the company has paid distributions from sources other than cash flow from operations, including offering proceeds. The company expects to continue to fund distributions from a combination of cash from operations and well as offering proceeds until a minimum of $150 million in net assets is reached and the company is fully invested in operating assets. If we fund distributions from financings, then such financings will need to be repaid, and if we fund distributions from offering proceeds, then we will have fewer funds available for investments in renewable energy and energy efficiency projects, which may affect our ability to generate future cash flows from operations and, therefore, reduce your overall return. These risks will be greater for persons who acquire our shares relatively early in this offering, before a significant portion of the offering proceeds have been invested. Accordingly, members who receive the payment of a dividend or other distribution from us should not assume that such dividend or other distribution is the result of a net profit earned by us.

The following information supersedes and replaces in its entirety the first paragraph in the “Distribution Fee—Class C Shares Only” section on page 51 contained in the “Compensation of the Dealer Manager and Selected Broker-Dealers” section of the prospectus:

The dealer manager earns a distribution fee with respect to our Class C shares as additional deferred compensation for selling such shares in the offering, which fee is not payable at the time of subscription. No additional services will be provided by the dealer manager in exchange for such distribution fee. The distribution fee will accrue daily in an amount equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year. The distribution fee is calculated each day of a month by multiplying (x) the number of Class C shares (including Class C shares sold pursuant to the distribution reinvestment plan) outstanding each day during such month, by (y) 1/365th of 0.80% of the net asset value of the Class C shares on the date of such calculation. The net asset value of the Class C shares will be calculated, and adjusted if necessary, on a quarterly basis. The distribution fee is payable in arrears on a monthly basis.

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The following information supersedes and replaces in its entirety the first paragraph in the “Distribution Policy” section on page 58 of the prospectus:

We began paying distributions in September 2014. We intend to authorize and declare distributions quarterly and pay distributions on a monthly basis. Subject to the board of directors’ review and approval and applicable legal restrictions, we intend to authorize and declare a quarterly distribution amount per share of our shares. However, there can be no assurance that we will pay distributions at a specific rate or at all. We will then calculate each member’s specific distribution amount for the month using record and declaration dates, and your distributions will begin to accrue on the date we accept your subscription for shares. From time to time, we may also pay interim distributions, subject to approval by the board of directors. Distributions will be paid out of funds legally available therefor. Our distributions may exceed our earnings and adjusted cash flow from operating activities and may be paid from borrowings, offering proceeds and other sources, especially during the period before we have substantially invested the proceeds from this offering. During certain periods, the company has paid distributions from sources other than cash flow from operations, including offering proceeds. The company expects to continue to fund distributions from a combination of cash from operations and well as offering proceeds until a minimum of $150 million in net assets is reached and the company is fully invested in operating assets. In no event, however, shall funds be advanced or borrowed by us for the purpose of distributions, if the amount of such distributions would exceed the company’s accrued and received revenues for the previous four quarters, less paid and accrued operating costs with respect to such revenues and costs shall be made in accordance with generally accepted accounting principles, consistently applied. Cash distributions from the company to the sponsor shall only be made in conjunction with distributions to members and only out of funds properly allocated to the sponsor’s account. Distributions will be made on all classes of our shares at the same time. The cash distributions with respect to the Class C shares will be lower than the cash distributions with respect to Class A and Class I shares because of the distribution fee relating to Class C shares, which will be allocated as a Class C specific expense. Amounts distributed to each class will be allocated among the holders of our shares in such class in proportion to their shares. Because the payment of such fees is not a deductible expense for tax purposes, the taxable income of the company allocable to the holders of Class C shares may, therefore, exceed the amount of cash distributions made to the holders of Class C shares.

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